FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a–16 OR 15d–16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number: 001-33178

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

36th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20–F for Form 40–F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3–2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3–2(b):

82–      N/A

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

Form 6–K

TABLE OF CONTENTS

Signature

Exhibit 99.1 – Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO PBL ENTERTAINMENT (MACAU) LIMITED

By:	/s/ Simon Dewhurst
Name:	Simon Dewhurst
Title:	Executive Vice President & Chief Financial Officer

Date: September 5, 2007

Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco PBL Entertainment Announces

Signing of Senior Secured Credit Facilities

New York, September 5, 2007 – Melco PBL Entertainment (Macau) Limited (NASDAQ: MPEL) (“MPEL”), a developer and owner of casino gaming and entertainment resort facilities focused exclusively on the Macau market, today reported that its subsidiary Melco PBL Gaming (Macau) Limited, the holder of the sub-concession to operate casinos in Macau (“MPBL Gaming”) has signed a US$1,750,000,000 Senior Facilities Agreement (“Senior Facilities Agreement”) with Australia and New Zealand Banking Group Limited, Banc of America Securities Asia Limited, Barclays Capital, Citigroup Global Markets Asia Limited, Deutsche Bank AG and UBS AG Hong Kong Branch as coordinating lead arrangers, Deutsche Bank AG as facility agent and DB Trustees (Hong Kong) Limited as security agent.

The US$1,750,000,000 facilities consist of a US$1,500,000,000 term loan facility (“Term Loan Facility”) and a US$250,000,000 revolving credit facility (“Revolving Credit Facility” and together with the Term Loan Facility, the “Facilities”). The proceeds of the Term Loan Facility will be used to finance the construction and development of the City of Dreams integrated casino and entertainment resort (“City of Dreams”) and the proceeds of the Revolving Credit Facility will be available for contingencies associated with the City of Dreams project, together with general working capital requirements for the borrowing group. Subject to the satisfaction of customary conditions precedent to funding, the Term Loan Facility will be available for drawdown in HK$ or US$, bearing interest at HIBOR or LIBOR (respectively) plus a margin, in accordance with the Senior Facilities Agreement. MPBL Gaming will pay a commitment fee on any undrawn amount of the Facilities.

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The recent adverse change in credit market conditions in the United States resulted in a restructuring of the US$2,750,000,000 commitment secured by MPBL Gaming in June 2007 into the Facilities as announced today. The Facilities provide MPBL Gaming with financing sufficient to meet the projected cost of constructing and developing the first phase of City of Dreams, which consists of substantially all of the 420,000 square foot casino and 85,000 square feet of retail space, as well as the 366-room Hard Rock Hotel and the 295-all-suite Crown Towers Hotel, Cotai. The Facilities also provide MPBL Gaming with financing for the completion of the 1,005-room Grand Hyatt Macau twin-tower hotel and the 1,700-seat Theatre of Dreams, scheduled to open in 2009.

MPEL remains firmly committed to its plan and timetable to develop an apartment hotel complex integrated into the existing footprint of City of Dreams by the end of 2009. The total cost of design, construction and fit-out of the apartment hotel complex is estimated at approximately US$353 million. MPEL will monitor fund raising market conditions in the coming months with a view to securing the appropriate additional financing for its apartment hotel development co-located at City of Dreams, and in relation to its plans for the development of a third hotel casino proposed for the Macau Peninsula.

The Term Loan Facility has a seven-year maturity and the Revolving Credit Facility has a five-year maturity or, if earlier, will mature on the date of repayment, prepayment or cancellation in full of the Term Loan Facility. The Term Loan Facility is subject to certain amortization payments commencing 36 months from the date of signing of the Senior Facilities Agreement. The Facilities will contain affirmative and negative covenants customary for financings of this type, including limitations on liens, indebtedness, investments, dividends and restricted payments, and the acquisition or sale of assets. The Facilities also require MPBL Gaming to comply with certain financial covenants, including ratios of EBITDA to interest expense and total indebtedness to EBITDA, as well as maximum capital expenditure.

The Senior Facilities Agreement contains events of default customary for financings of this type, including non-payment, breach of covenants, misrepresentation, cross default, change of control, dissolution, insolvency, bankruptcy events, material adverse change, and invalidity of any transaction documents.

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The Facilities and any hedging exposure will be guaranteed by certain subsidiaries of MPEL and MPBL Gaming within a restricted group (each a “Guarantor”). Security for the Facilities and any hedging exposure include a first priority mortgage over the land where the Crown Macau Hotel Casino is located and over the land where the City of Dream is to be located, including all present and any future buildings on, and fixtures to, such land; an assignment of any land use rights under land concession agreements, leases or equivalent; as well as other customary security.

In connection with the financing transaction, MPEL’s major shareholders, Melco International Development Limited and Publishing & Broadcasting Limited, have severally given an undertaking to ensure that a contingent contribution of up to a maximum aggregate amount of US$125,000,000 (equivalent to approximately HK$975,000,000) each will be provided to MPEL, to be supported by standby letters of credit, and to be used to pay contingencies (if any) associated with the construction of the City of Dreams if the facility agent has determined that there is no other available funding for completion of the project.

About Melco PBL Entertainment (Macau) Limited

Melco PBL Entertainment (Macau) Limited is a developer, owner and through its subsidiary, Melco PBL Gaming (Macau) Limited, an operator of casino gaming and entertainment casino resort facilities focused exclusively on the Macau market. MPBL Gaming is one of six companies granted concessions or sub-concessions to operate casinos in Macau. Its first property, Crown Macau (www.crown-macau.com), was opened on May 12, 2007. Other development projects include City of Dreams, an integrated casino resort located in Cotai. MPEL’s business also includes the Mocha Clubs, which feature a total of approximately 1,000 gaming machines in six locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. MPEL has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about MPEL, please visit www.melco-pbl.com.

MPEL has strong support from both of its founding shareholders, Melco International Development Limited (“Melco”) and Publishing & Broadcasting Limited (“PBL”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned by Mr. Lawrence Ho, who is also a Co-Chairman and the CEO of MPEL. PBL is a top-20 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also a Co-Chairman of MPEL.

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Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. MPEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MPEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of a land concession for the City of Dreams site on terms that are acceptable to us and obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our annual report on Form 20-F, filed on March 30, 2007, as amended, and other documents filed with the Securities and Exchange Commission. MPEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and MPEL undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Geoffrey Davis, CFA

Senior Vice President – Corporate Finance

Tel: 212.671.1936

Email: geoffreydavis@melco-pbl.com

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